Exhibit 99.1

● Delivered record Karooooo revenue, operating income and EPS for the fourth quarter and full year FY 2025

● Karooooo FY 2025 EPS increased 25% Y/Y to ZAR29.81 and Adjusted EPS increased 33% Y/Y to ZAR31.67

● Karooooo Subscribers increased 17% Y/Y to 2.3 million

● Q4 2025 Cartrack Subscription Revenue accelerated to 16% Y/Y

● FY 2026 Outlook - Cartrack Subscription Revenue growth to accelerate

SINGAPORE (May 14, 2025) - Karooooo Limited (“Karooooo”) reported record results for the fourth quarter (“Q4 2025”) and year ended February 28, 2025 (“FY 2025”). Karooooo owns 100% of Cartrack and 74.8% of Karooooo Logistics, (collectively, “the group”).

“FY 2025 was a year of strong execution, impactful innovation and significant progress,” said Zak Calisto, Group CEO of Karooooo. “We accelerated customer acquisition, enhanced our platform with more advanced AI Video capabilities and other features, and successfully launched the Cartrack-Tag. We remain optimistic about continued healthy organic growth in South Africa while our investments in Europe are expected to drive accelerating subscriber growth. Southeast Asia continues to represent our largest medium-to-long-term growth opportunity, and we are excited about our progress in the region. Constant currency subscription revenue growth increased 31% in Southeast Asia in Q4 2025. Our culture of innovation, disciplined execution, and customer centricity give us confidence as we aim to accelerate our growth in FY 2026.”

Fourth Quarter 2025 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q4 2024, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 17% to 2,302,236 (Q4 2024: 1,971,532)

●	Net Cartrack subscriber additions increased 25% to 79,009 (Q4 2024: 63,340)

GROWTH

●	Karooooo’s subscription revenue increased 16% to ZAR1,086 million (Q4 2024: ZAR935 million)

●	Cartrack’s subscription revenue increased 16% to ZAR1,084 million (Q4 2024: ZAR930 million)

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) increased 17% to ZAR4,384 million (Q4 2024: ZAR3,749 million)

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 19% to ZAR110 million (Q4 2024: ZAR93 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 20% to USD58 million.

●	Cartrack’s subscription revenue increased 20% to USD58 million.

●	Cartrack’s SaaS ARR increased 21% to USD236 million.

●	Karooooo Logistics’s DaaS revenue increased 22% to USD6 million.

PROFITABILITY

●	Karooooo’s operating profit increased 30% to ZAR385 million (Q4 2024: ZAR296 million)

●	Cartrack’s operating profit increased 30% to ZAR377 million (Q4 2024: ZAR289 million).

●	Cartrack’s operating profit margin increased to 34% (Q4 2024: 30%).

●	Karooooo’s earnings per share increased 19% to ZAR8.11 (Q4 2024: ZAR6.81).

●	Karooooo’s adjusted earnings per share increased 39% to ZAR9.48 (Q4 2024: ZAR6.81).

[1]	For convenience purposes only, amounts in South African rand as of February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00 (February 29, 2024: ZAR 19.1884), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

Fourth Quarter 2025 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended February 28/29,
	Cartrack				Carzuka			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	1,083,604	930,445	16%	-	-	-	2,878	4,717	(39)%	1,086,482	935,162	16%
Other revenue[1]	25,987	27,128	(4)%	-	-	-	-	-	-	25,987	27,128	(4)%
Vehicle sales[2]	-	-	-	-	38,088	(100)%	-	-	-	-	38,088	(100)%
Delivery service	-	-	-	-	-	-	107,054	87,990	22%	107,054	87,990	22%
Revenue	1,109,591	957,573	16%	-	38,088	(100)%	109,932	92,707	19%	1,219,523	1,088,368	12%
Cost of Sales	(275,193)	(271,929)	1%	-	(37,819)	(100)%	(75,386)	(62,170)	21%	(350,579)	(371,918)	(6)%
Gross Profit	834,398	685,644	22%	-	269	(100)%	34,546	30,537	13%	868,944	716,450	21%
Gross Profit Margin	75%	72%		-	1%		31%	33%		71%	66%
Other income	993	2,805	(65)%	-	330	(100)%	2	(108)	(102)%	995	3,027	(67)%
Operating Profit	376,649	289,480	30%	-	137	(100)%	8,564	6,619	29%	385,213	296,234	30%
Operating Profit Margin	34%	30%		-	0%		8%	7%		32%	27%
Adjusted EBITDA (a non-IFRS measure)	533,579	453,699	18%	-	2,216	(100)%	9,393	7,467	26%	542,972	463,380	17%
Adjusted EBITDA Margin (a non-IFRS measure)	48%	47%		-	6%		9%	8%		45%	43%

1.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to large enterprise customers opting for non-bundled contracts. Cartrack remains focused on bundled sales.

2.	Effective from Q1 2025, Carzuka has been fully integrated to support Cartrack operations, with the final on-hand vehicle sold off in Q1 2025.

Total Revenue and Subscription Revenue

Excluding Carzuka, Karooooo’s revenue increased 16% to ZAR1,220 million (Q4 2024: 1,050 million), and subscription revenue increased 16% to ZAR1,086 million in Q4 2025 (Q4 2024: ZAR935 million).

Cartrack’s total revenue increased 16% to ZAR1,110 million (Q4 2024: ZAR958 million) driven by its subscription-based business model.

Cartrack’s subscription revenue increased 16% to ZAR1,084 million in Q4 2025 (Q4 2024: ZAR930 million) with growth driven by strong subscriber growth. Cartrack’s subscription revenue growth accelerated 200 basis points to 16% in Q4 2025 compared to the annual growth of 14% in Q3 2025. Subscription revenue represented 98% of total revenue.

Cartrack delivered net subscriber additions of 79,009 during the quarter (Q4 2024: 63,340), a record for the fourth quarter.

Karooooo Logistics’s revenue increased 19% to ZAR110 million (Q4 2024: ZAR93 million). Karooooo Logistics offers delivery-as-a-service (“DaaS”) to large enterprise customers wishing to scale and enable their e-commerce operations through a capital-light model by connecting them to an elastic fleet of third-party delivery drivers.

Operating Expenses

	Three Months Ended February 28/29,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	484,726	423,243	15%
- Cartrack	458,742	398,971	15%
- Carzuka	-	462	(100)%
- Karooooo Logistics	25,984	23,810	9%

Karooooo’s operating expenses increased 15% to ZAR485 million (Q4 2024: ZAR423 million). Of the total, Cartrack accounted for ZAR459 million (Q4 2024: ZAR399 million) in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR26 million (Q4 2024: ZAR24 million) of Karooooo’s total operating expenses as we continued to strategically invest to scale Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 32% to ZAR160 million (Q4 2024: ZAR122 million). We believe our strategic investment in brand building positions us well for continued growth. While many of our new sales headcount are working to build customer pipelines, net subscriber additions for the quarter increased 25% to 79,009 (FY 2024: 63,340). Our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Cartrack’s general and administration expenses were ZAR212 million (Q4 2024: ZAR204 million), reflecting our ability to manage costs while we build infrastructure to support our strategic growth. We plan to pragmatically increase these costs on an ongoing basis to support and drive growth.

Cartrack’s R&D expenses increased 11% to ZAR55 million (Q4 2024: ZAR49 million). We remain focused on investing in product innovation to deliver more value to our customers.

Cartrack provided for expected credit losses of ZAR32 million (Q4 2024: ZAR24 million). The increase is a result of our prudent risk management strategy that reflects a conservative approach to the evolving macroeconomic backdrop and a reassessment of credit risk within specific customer portfolios. We believe our prudent risk management strategy ensures long-term financial resilience.

Cartrack’s expenses as a percentage of subscription revenue align with Karooooo’s long-term financial goals and reflect our continued commitment to growth.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 15% (Q4 2024: 13%)

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue decreased to 20% (Q4 2024: 22%)

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue remained consistent at 5% (Q4 2024: 5%)

Operating Profit, Earnings per share and adjusted Earnings per share

Karooooo’s operating profit increased 30% to ZAR385 million (Q4 2024: ZAR296 million), and earnings per share increased 19% to ZAR8.11 (Q4 2024: ZAR6.81).

The subscriber base, billing and collections in Mozambique was negatively impacted during the quarter as a result of political riots and property damage. Given the economic and political uncertainty, the Group recognized a significant goodwill impairment relating to our operations in Mozambique of ZAR43.6 million. Post this impairment, the remaining goodwill of our Mozambique operation was ZAR39.2 million. Despite these challenges in the quarter, the Mozambique operation continues to support our South African customers who have cross-border operations and remained profitable with healthy cash generation. Karooooo’s adjusted earnings per share increased 39% to ZAR9.48 (Q4 2024: ZAR6.81). See: “Reconciliation of Basic and Diluted Earnings Per Share to Adjusted Earnings Per Share (a non-IFRS measure)” for a reconciliation of Adjusted Earnings Per Share to Basic and Diluted Earnings Per Share, its most directly comparable IFRS financial measure.

Cartrack’s gross profit margin remained strong at 75% (Q4 2024: 72%), and Cartrack’s subscription gross profit margin was 76% (Q4 2024: 72%). Cartrack’s operating profit increased 30% to ZAR377 million (Q4 2024: ZAR289 million), and Cartrack’s operating profit margin was a record 34% (Q4 2024: 30%).

Karooooo Logistics’s gross profit margin was 31% (Q4 2024: 33%). Karooooo Logistics’s operating profit increased 29% to ZAR9 million (Q4 2024: ZAR7 million), and Karooooo Logistics’s operating profit margin was 8% (Q4 2024: 7%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 17% to ZAR543 million (Q4 2024: ZAR463 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 18% to ZAR534 million (Q4 2024: ZAR454 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 26% to ZAR9 million (Q4 2024: ZAR7 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Full Year 2025 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to the year ended February 29, 2024 (“FY 2024”), unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 17% to 2,302,236 (FY 2024: 1,971,532)

●	Net Cartrack subscriber additions of 330,704 increased 30% (FY 2024: 254,455)

GROWTH

●	Karooooo’s subscription revenue increased 15% to ZAR4,068 million (FY 2024: ZAR3,536 million)

●	Cartrack’s subscription revenue increased 15% to ZAR4,055 million (FY 2024: ZAR3,523 million)

●	Karooooo Logistics’s DaaS revenue increased 33% to ZAR420 million (FY 2024: ZAR317 million)

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 19% to USD219 million.

●	Cartrack’s subscription revenue increased 19% to USD218 million.

●	Karooooo Logistics’s DaaS revenue increased 37% to USD23 million.

PROFITABILITY

●	Karooooo’s operating profit increased 26% to ZAR1,312 million (FY 2024: ZAR1,043 million)

●	Cartrack’s operating profit increased 19% to ZAR1,273 million (FY 2024: ZAR1,069 million).

●	Cartrack’s operating profit margin increased to 31% (FY 2024: 30%)

●	Karooooo’s earnings per share increased 25% to ZAR29.81 (FY 2024: ZAR23.85).

●	Karooooo’s adjusted earnings per share increased 33% to ZAR31.67 (FY 2024: ZAR23.85).

[1]	For convenience purposes only, amounts in South African rand as of February 28, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.6012 to U.S.$1.00 (February 29, 2024: ZAR 19.1884), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amount have been, could have been or could be converted at that or any other exchange rate.

Year Ended February 28, 2025 Financial Overview

Supplemental Financial Information and Business Metrics

	Year Ended February 28/29,
	Cartrack			Carzuka			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	4,055,394	3,522,816	15%	-	-	-	12,783	12,989	(2)%	4,068,177	3,535,805	15%
Other revenue[1]	89,618	90,879	(1)%	-	-	-	-	-		89,618	90,879	(1)%
Vehicle sales	2,099	-	-	-	274,787	(100)%	-	-		2,099	274,787	(99)%
Delivery service	-	-	-	-	-	-	407,565	304,040	34%	407,565	304,040	34%
Revenue	4,147,111	3,613,695	15%	-	274,787	(100)%	420,348	317,029	33%	4,567,459	4,205,511	9%
Cost of Sales	(1,078,699)	(1,024,950)	5%	-	(272,289)	(100)%	(285,708)	(217,435)	31%	(1,364,407)	(1,514,674)	(10)%
Gross Profit	3,068,412	2,588,745	19%	-	2,498	(100)%	134,640	99,594	35%	3,203,052	2,690,837	19%
Gross Profit Margin	74%	72%			1%		32%	31%		70%	64%
Other income	10,383	11,595	(10)%	-	330	(100)%	(14)	(94)	(85)%	10,369	11,831	(12)%
Operating Profit/(loss)	1,272,980	1,069,313	19%	-	(52,907)	(100)%	39,353	26,096	51%	1,312,333	1,042,502	26%
Operating Profit Margin	31%	30%			(19)%		9%	8%		29%	25%
Adjusted EBITDA (a non-IFRS measure)	1,930,688	1,709,732	13%	-	(47,521)	(100)%	42,772	28,433	50%	1,973,460	1,690,644	17%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	47%			(17)%		10%	9%		43%	40%

1.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Excluding Carzuka, Karooooo’s revenue increased 16% to ZAR4,567 million (FY 2024: ZAR3,931 million), and subscription revenue increased 15% to ZAR4,068 million in FY 2025 (FY 2024: ZAR3,536 million).

Cartrack’s revenue increased 15% to ZAR4,147 million (FY 2024: ZAR3,614 million), and subscription revenue increased 15% to ZAR4,055 million in FY 2025 (FY 2024: ZAR3,523 million). Subscription revenue growth was driven by subscriber growth and partially offset by a modest decline in average revenue per user. Subscription revenue represented 98% of total revenue (FY 2024: 97%). Cartrack continues to build on its strong track record of growth at scale.

Karooooo Logistics’s revenue increased 33% to ZAR420 million in FY 2025 (FY 2024: ZAR317 million) as it continued to scale and bolster Karooooo’s revenue growth.

Operating Expenses

	Year Ended February 28/29,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	1,901,088	1,660,166	15%
- Cartrack	1,805,815	1,531,027	18%
- Carzuka	-	55,735	(100)%
- Karooooo Logistics	95,273	73,404	30%

Karooooo’s operating expenses increased 15% to ZAR1,901 million in FY 2025 (FY 2024: ZAR1,660 million).

Cartrack accounted for ZAR1,806 million (FY 2024: ZAR1,531 million) in operating expenses including investments to support territorial and distribution expansion.

Karooooo Logistics accounted for ZAR95 million of the group’s total operating expenses (FY 2024: ZAR73 million) as we continued to invest in brand building and infrastructure to support growth.

Cartrack’s sales and marketing expenses increased 30% to ZAR613 million in FY 2025 (FY 2024: ZAR473 million). We expect our investment in sales and marketing to support ongoing and future customer acquisition. Net subscriber additions for the year increased 30% to 330,704 (FY 2024: 254,445).

Cartrack’s general and administration expenses increased 15% to ZAR863 million (FY 2024: ZAR752 million) driven by investment in infrastructure to support our growth.

Cartrack’s R&D expenses increased 9% to ZAR215 million (FY 2024: ZAR197 million) as we continue to invest in innovation to improve and expand the capabilities of our Operations Cloud and internal management systems.

Cartrack provided for expected credit losses of ZAR115 million (FY 2024: ZAR109 million), with expected credit losses for the period at 2.8% of revenue (FY 2024: 3.0%).

Operating Profit, Earnings per share and adjusted Earnings per share

Karooooo’s operating profit increased 26% to ZAR1,312 million (FY 2024: ZAR1,043 million) and earnings per share increased 25% to ZAR29.81 (FY 2024: ZAR23.85).

After adjusting Karooooo’s earnings per share to exclude the costs of a contemplated secondary public offering in July 2024, gain on disposal of subsidiaries and the impairment of goodwill, Adjusted EPS (a non-IFRS measure) increased 33% to ZAR31.67 (FY 2024: ZAR23.85).

Cartrack’s operating profit increased by 19% to ZAR1,273 million (FY 2024: ZAR1,069 million).

Karooooo Logistics’s operating profit increased 51% to ZAR39 million (FY 2024: ZAR26 million).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 17% to ZAR1,973 million (FY 2024: ZAR1,691 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 13% to ZAR1,931 million (FY 2024: ZAR1,710 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) increased 50% to ZAR43 million (FY 2024: ZAR28 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to simplify decision making for physical operations, empowering customers to optimize their physical operations and workforce, drive efficiency, reduce costs, enhance safety, monitor environmental impact, ensure regulatory compliance and manage operational risk.

We operate in an expanding and largely underpenetrated market, fueled by robust and sustained customer demand. This demand is driven by a heightened focus on digitalization, the need to improve operational efficiency and reduce costs, and increasing attention to safety in physical operations.

Over the last several years, COVID and the challenges associated with the post-COVID labor market negatively impacted our growth. In FY 2025, we accelerated the pace of our Cartrack subscriber growth. In FY 2026, we aim to accelerate Cartrack subscription revenue growth by expanding our distribution footprint in existing markets, driving broader platform adoption and capitalizing on growing demand for video solutions.

Our strong and proven track record of disciplined execution, sustained growth at scale and highly profitable business model is supported by a solid balance sheet and a healthy cash position. We believe our ongoing investments in AI, platform innovation and customer experience will continue to drive durable growth and robust results.

We remain confident that our track record of execution and success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission

As we expand our distribution footprint in existing markets, we expect lower Earnings Per Share growth in FY 2026 given our planned upfront investment in sales and marketing for the year. Our guidance for FY 2026 is as follows:

●	Cartrack’s subscription revenue between ZAR4,700 million and ZAR4,900 million, which implies Cartrack subscription revenue growth between 16% and 21% compared to FY 2025

●	Cartrack’s operating profit margin between 26% and 31%

●	Karooooo’s Earnings Per Share between ZAR32.50 and ZAR35.50

Balance Sheet, Liquidity and Cash Flow

As we re-invest our earnings for customer acquisition, as of February 28, 2025 capitalized in-vehicle telematic devices increased by ZAR 310 million to ZAR 1,342 million (February 29, 2024: ZAR 1,032 million) and IOT devices held for future use increased by ZAR 66 million to ZAR 412 million (February 29, 2024: ZAR 346 million).

Capitalized commission assets increased ZAR 119 million to ZAR 494 million (February 29, 2024: ZAR 375 million). Trade and other receivables increased by ZAR98 million to ZAR597 million (February 29, 2024: ZAR500** million), primarily driven by ZAR25 million in prepayments for IOT components and a ZAR73 million increase in trade receivables. Debtor collection days remain within our range of historical norms at a healthy 32 days (February 29, 2024: 29 days).

**	As of February 29, 2024, bank fixed deposits of ZAR486 million with maturity dates exceeding three months were classified under trade and other receivables. As of February 28, 2025, Karooooo held no such deposits with maturity dates exceeding three months. The effect of this classification has been adjusted as per below.

	As of February 28, 2025	As of February 29, 2024

Trade and other receivables and prepayments (current)	597,461	985,398
Fixed deposits with maturity dates exceeding three months	-	(485,681)
	597,461	499,717

Cash and Cash Equivalents

After increased investment for customer acquisition, paying a dividend of USD 33.4 million in August 2024, allocating ZAR55 million to the new South African central office in Rosebank and taking a term bank loan of ZAR250 million for the new South African central office in Rosebank, Karooooo reported a net cash and cash equivalents balance of ZAR838 million at February 28, 2025 (February 29, 2024: ZAR945** million)

**	Included in the amount are the fixed deposits of ZAR486 million with maturity dates exceeding three months that were classified under trade and other receivables as of February 29, 2024. At February 28, 2025, Karooooo held no such deposits with maturity dates exceeding three months.

	As of February 28, 2025	As of February 29, 2024

Net cash and cash equivalents	837,583	459,527
Fixed deposits with maturity dates exceeding three months	-	485,681
	837,583	945,208

Bank term loans increased ZAR267 million to ZAR283 million during the year, primarily as a result of ZAR250 million for our new South African central office.

At February 28, 2025, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR300 million with Capitec Bank Limited.

Our liquidity position remains solid, underpinned by disciplined financial management and sustained operational cash generation.

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)

Karooooo reported a healthy increase of 16% in cash generated from operations before working capital changes of ZAR2,060 million (February 29, 2024: ZAR1,773 million), driven by strong subscription revenue growth and strong earnings.

As of February 29, 2024 the group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months (these bank fixed deposits were classified under trade and other receivables as of February 29, 2024). Adjusted free cash flow (a non-IFRS measure) is presented below on the basis that these bank fixed deposits are classified as cash and cash equivalents.

	As of February 28, 2025	As of February 29, 2024

Net cash generated from operating activities	1,933,295	955,040
Less: purchase of property, plant and equipment	(1,022,371)	(876,354)
Free Cash Flow (a non-IFRS measure)	910,924	78,686
Fixed deposits with maturity dates exceeding three months	(485,681)	485,681
Adjusted Free Cash Flow (a non-IFRS measure)	425,243	564,367

Adjusted free cash flow (a non-IFRS measure) for the year ended February 28, 2025, was ZAR425 million (February 29, 2024: ZAR564 million).

As Cartrack accelerates customer acquisition, we made significant investment of ZAR 818 million (February 29, 2024: ZAR613 million) for in-vehicle IOT devices and ZAR 74 million (February 29, 2024: ZAR 36 million) for IOT devices for future use. Prepayments amounting to ZAR 25 million were made to purchase IOT components during the quarter resulting in an increase in trade and other receivables balances by ZAR108 million (February 29, 2024: ZAR 71 million). The investment in IOT equipment for current and future growth contributed to a decrease in free cash flow.

The adjusted Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and supports the group’s growth objectives.

See “Reconciliation of Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)” for a reconciliation of free cash flow and adjusted free cash flow to net cash generated from operating activities, their most directly comparable IFRS financial measure.

Share Capital and Reserves

At February 28, 2025, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR27.3 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represent 6.29% of Karooooo Logistics’s issued ordinary shares.

Geographical Overview for Cartrack

South Africa

Cartrack subscribers in the region increased 16% to 1,736,542 as of February 28, 2025 (February 29, 2024: 1,492,781). FY 2025 subscription revenue growth was 15%, and Q4 2025 subscription revenue growth was 15%.

We are encouraged by the strong momentum that we are building to accelerate organic growth, broaden our customer base and increase subscription sales to existing customers in the region. We continue to see a compelling market opportunity in South Africa and are excited about the potential ahead.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific and Middle East

Cartrack subscribers in the region increased 19% to 273,946 as of February 28, 2025 (February 29, 2024: 230,141). FY 2025 subscription revenue growth was 21% (25% on a constant currency basis, a non-IFRS measure), and Q4 2025 subscription revenue growth was 28% (31% on a constant currency basis, a non-IFRS measure).

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term. In September 2024 we started a strong, yet prudent drive to increase Sales and Marketing in Southeast Asia and believe that we will begin to see the results in FY 2026. We aim to increase our sales headcount by 70% in FY 2026.

Europe

Cartrack subscribers in the region increased 20% to 200,774 as of February 28, 2025 (February 29, 2024: 166,845). FY 2025 subscription revenue growth was 15% (17% on a constant currency basis, a non-IFRS measure), and Q4 2025 subscription revenue growth was 13% (19% on a constant currency basis, a non-IFRS measure).

We continue to accelerate our organic growth, expand our customer base and increase subscription sales to existing customers in the region.

We have partnered with leading OEMs to provide easy access to our platform, seamlessly integrating their connected vehicle data to our platform through application programing interfaces. We expect these partnerships to contribute to our results in the medium term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with evolving legislation and enforcement.

Africa (excluding South Africa)

Cartrack’s subscribers in the region increased 11% to 90,974 as of February 28, 2025 (February 29, 2024: 81,765). FY 2025 subscription revenue growth was 2% (5% on a constant currency basis, a non-IFRS measure), and in Q4 2025 subscription revenue growth was 6% (7% on a constant currency basis, a non-IFRS measure).

While the number of subscribers increased, subscription revenue growth was tempered by the temporary suspension of subscription billing to our existing customers in Mozambique following political riots and mass demonstrations.

The operating environment in Mozambique continues to be impacted by ongoing political and economic instability, which has introduced significant uncertainty regarding the near- to medium-term outlook for the country. The continued country-specific uncertainty has made the operating environment challenging, necessitating a goodwill impairment of ZAR 43.6 million during the quarter. Despite the political and economic turbulence, Mozambique generated good cash flows and was profitable in the fourth quarter.

The region, including Mozambique, is of strategic importance in supporting Karooooo's South African customers with cross border operations.

Events in the Fourth Quarter of 2025

In Q4 2025, the Board approved a resolution to increase the group’s shareholding in Karooooo Logistics . However, the planned shareholding increase is awaiting certain conditions to be met. As a result, the group’s effective shareholding in Karooooo Logistics remained unchanged at 74.8% as of year-end.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in its dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Thursday, May 15, 2025 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/82937338104

Webinar ID: 829 3733 8104

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,350,000 active subscribers in more than 20 countries globally.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended February 28/29,		Year Ended February 28/29,
	2025	2024	2025	2024
	(Rand Thousands)
Revenue	1,219,523	1,088,368	4,567,459	4,205,511
Cost of sales	(350,579)	(371,918)	(1,364,407)	(1,514,674)
Gross profit	868,944	716,450	3,203,052	2,690,837
Other income	995	3,027	10,369	11,831
Operating expenses	(484,726)	(423,243)	(1,901,088)	(1,660,166)
Sales and marketing	(160,638)	(123,330)	(614,765)	(500,903)
General and administration	(234,413)	(222,833)	(944,833)	(837,606)
Research and development	(57,770)	(52,892)	(226,935)	(212,235)
Expected credit losses on financial assets	(31,905)	(24,188)	(114,555)	(109,422)
Operating profit	385,213	296,234	1,312,333	1,042,502
Offering costs	(50)	-	(15,113)	-
Impairment of goodwill	(43,600)	-	(43,600)	-
Fair value changes to derivative assets	-	(388)	-	(388)
Finance income	10,422	11,050	44,167	39,418
Finance costs	(16,622)	(6,416)	(50,866)	(15,822)
Profit before taxation	335,363	300,480	1,246,921	1,065,710
Taxation	(80,027)	(85,819)	(309,811)	(311,554)
Profit for the period	255,336	214,661	937,110	754,156

Profit attributable to:
Owners of the parent	250,640	210,692	921,031	738,191
Non-controlling interest	4,696	3,969	16,079	15,965
	255,336	214,661	937,110	754,156

Earnings per share
Basic and diluted earnings per share (ZAR)	8.11	6.81	29.81	23.85

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of February 28, 2025	As of February 29, 2024
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment[4]	2,508,215	2,032,794
Capitalized commission assets	494,052	374,521
Intangible assets	83,053	83,123
Goodwill[8]	174,957	227,380
Loans to related parties	28,700	28,200
Long-term other receivables and prepayments	11,629	18,831
Deferred tax assets[6]	121,749	81,903
Total non-current assets	3,422,355	2,846,752
Current assets
Inventories	3,830	6,582
Trade and other receivables and prepayments	597,461	985,398
Income tax receivables	12,622	8,714
Cash and cash equivalents	1,042,882	459,527
Total current assets	1,656,795	1,460,221
Total assets	5,079,150	4,306,973
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853
Treasury shares	-	(23,816)
Capital reserve[1,3]	(3,621,245)	(3,582,568)
Common control reserve[2]	(2,709,236)	(2,709,236)
Actuarial reserve	139	-
Foreign currency translation reserve	277,866	330,812
Retained earnings	2,112,091	1,803,482
Equity attributable to equity holders of parent	3,202,468	2,961,527
Non-controlling interest	43,099	40,935
Total equity	3,245,567	3,002,462
Liabilities
Non-current liabilities
Term loans[5,7]	31,640	41,645
Lease liabilities	127,251	131,285
Deferred revenue	126,959	121,302
Deferred tax liabilities	95,892	69,840
Total non-current liabilities	381,742	364,072
Current liabilities
Term loans[5,7]	283,313	6,534
Trade and other payables	469,937	446,284
Loans from related parties	138	924
Lease liabilities	77,445	63,055
Deferred revenue	357,780	325,848
Bank overdraft	205,299	23,362
Income tax payables	57,039	73,375
Provision for warranties	890	1,057
Total current liabilities	1,451,841	940,439
Total liabilities	1,833,583	1,304,511
Total equity and liabilities	5,079,150	4,306,973

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

3.	Included in capital reserves are ZAR27.3 million relating to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’s ordinary shares.

4.	Property, plant and equipment comprised of:

	As of February 28, 2025	As of February 29, 2024
	(Rand Thousands)
Capitalized telematics devices – Work in progress	152,253	130,511
Capitalized telematic devices – Uninstalled	259,360	215,539
Capitalized telematic devices – Installed	1,342,091	1,032,250
South African Central Office property	429,150	376,870
Other fixed assets	325,361	277,624
Total	2,508,215	2,032,794

5.	In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office) at the South Africa Prime Interest Rate less 1.5%. The loan will mature on 21 December 2025 and these funds were used to settle an intercompany loan from Cartrack Pty Ltd.

6.	The movement in deferred tax assets reflects the recognition of past tax losses by now-profitable entities and temporary differences between tax and accounting profits within group entities.

7.	In September 2024, Cartrack Portugal, S.A., secured a EUR2 million loan from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year period.

8.	Goodwill is net of an impairment charge of ZAR 43.6 million related to the Mozambique operations during Q4 2025.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended February 28/29,		Year Ended February 28/29,
	2025	2024	2025	2024
	(Rand Thousands)
Net cash flows from/ (utilized by) operating activities	260,513	(131,890)	1,933,295	955,040
Net cash flows utilized by investing activities	(287,754)	(195,413)	(1,076,835)	(932,187)
Net cash flows utilized by financing activities	(29,380)	(39,109)	(443,760)	(592,954)
Net cash and cash equivalents movements for the period	(56,621)	(366,412)	412,700	(570,101)
Cash and cash equivalents as at the beginning of the period	855,926	781,980	436,165	965,750
Translation differences on cash and cash equivalents	38,278	20,597	(11,282)	40,516
Total cash and cash equivalents at the end of the period	837,583	436,165	837,583	436,165

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)

AND ADJUSTED FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28/29,		Year Ended February 28/29,
	2025	2024	2025	2024
	(Rand Thousands)
Net cash generated from operating activities	260,513	(131,890)	1,933,295	955,040
Less: purchase of property, plant and equipment[1]	(271,702)	(177,121)	(1,022,371)	(876,354)
Free Cash Flow (a non-IFRS measure)	(11,189)	(309,011)	910,924	78,686
Fixed deposits with maturity dates exceeding three months	-	485,681	(485,681)	485,681
Adjusted Free Cash Flow (a non-IFRS measure)	(11,189)	176,670	425,243	564,367

1.	For the quarter ended February 28, 2025, included in the purchase of property, plant and equipment are development cost of ZAR1 million (February 29, 2024: ZAR36 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO

ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28/29,		Year Ended February 28/29,
	2025	2024	2025	2024
	(Rand Thousands)
Profit for the period	255,336	214,661	937,110	754,156
Taxation	80,027	85,819	309,811	311,554
Finance income	(10,422)	(11,050)	(44,167)	(39,418)
Finance costs	16,622	6,416	50,866	15,822
Offering costs	50	-	15,113	-
Gain on disposal of subsidiaries	(1,432)	-	(1,432)	-
Impairment of goodwill	43,600	-	43,600	-
Depreciation of property, plant and equipment and amortization of intangible assets	159,191	167,146	662,559	648,142
Fair value changes to derivative assets	-	388	-	388
Adjusted EBITDA (a non-IFRS measure)	542,972	463,380	1,973,460	1,690,644
Profit margin	21%	20%	21%	18%
Adjusted EBITDA margin (a non-IFRS measure)	45%	43%	43%	40%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE TO

ADJUSTED EARNINGS PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended February 28/29,		Year Ended February 28/29,
	2025	2024	2025	2024
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	250,640	210,692	921,031	738,191
Adjust for:
Offering costs	50	-	15,113	-
Impairment of goodwill	43,600	-	43,600	-
Gain on disposal of subsidiaries	(1,432)	-	(1,432)	-
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	292,858	210,692	978,312	738,191

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,941	30,895	30,948

Basic and diluted earnings per share	8.11	6.81	29.81	23.85

Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	9.48	6.81	31.67	23.85

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

The inclusion of headline earnings per share (“HEPS”), a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework. Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue. We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares in issue for the period.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS PER SHARE

TO HEADLINE EARNINGS PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended February 28/29,		Year Ended February 28/29,
	2025	2024	2025	2024
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	250,640	210,692	921,031	738,191
Adjust for:
Loss/(Gain) on disposal of property, plant and equipment	1,306	(2,210)	576	(1,149)
Impairment of goodwill	43,600	-	43,600	-
Gain on disposal of subsidiaries	(1,432)	-	(1,432)	-
Tax effect on (gain)/loss on disposal of property, plant and equipment	(371)	495	(175)	278
Headline earnings (a non-IFRS measure)	293,743	208,977	963,600	737,320

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,941	30,895	30,948

Basic and diluted earnings per share	8.11	6.81	29.81	23.85
Basic and diluted headline earnings per share (a non-IFRS measure)	9.51	6.75	31.19	23.82

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months and Year Ended February 28, 2025

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months and year ended February 28, 2025, as applicable using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended February 28/29,
	2025	2024	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	1,086,482	935,162	16%
Conversion impact of other currencies using 2024 foreign exchange rates	10,221	-	-
Subscription revenue on a constant currency basis	1,096,703	935,162	17%

TOTAL REVENUE

	Three Months Ended February 28/29,
	2025	2024	Quarter- on-Quarter Change
	(Rand Thousands)		Percentage
Total revenue as reported	1,219,523	1,088,368	11%
Conversion impact of other currencies using 2024 foreign exchange rates	10,561	-	-
Total revenue on a constant currency basis	1,230,084	1,088,368	13%

SUBSCRIPTION REVENUE

	Year Ended February 28/29,
	2025	2024	Year- on-Year Change
	(Rand Thousands)		Percentage
Subscription revenue as reported	4,068,177	3,535,805	15%
Conversion impact of other currencies using 2024 foreign exchange rates	29,706	-	-
Subscription revenue on a constant currency basis	4,097,883	3,535,805	16%

TOTAL REVENUE

	Year Ended February 28/29,
	2025	2024	Year- on-Year Change
	(Rand Thousands)		Percentage
Total revenue as reported	4,567,459	4,205,511	8%
Conversion impact of other currencies using 2024 foreign exchange rates	30,496	-	-
Total revenue on a constant currency basis	4,597,955	4,205,511	9%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

We define Delivery-as-a-Service (DaaS) revenue (a non-IFRS measure) as the total revenue generated from last-mile delivery services, including subscription-based revenue associated with these services. For Karooooo Logistics, DaaS revenue is equal to revenue calculated in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment.  Adjusted Free Cash Flow (a non-IFRS measure) further include the fixed deposits with maturity dates exceeding three months that were classified under trade and other receivables. These bank deposits are presented as cash and cash equivalents in this measure.  We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity and the ability of the group to turn revenues into Free Cash Flow or Adjusted Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted Free Cash Flow and Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for a reporting period sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our ability to acquire new subscribers and retain existing subscribers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, geopolitical tensions or other regional events such as recent civil unrest in Mozambique and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train, and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You are cautioned not to place undue reliance on any forward-looking statements. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

 Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.